

Mail Stop 3561

September 4, 2008

Mr. Jorge Moreno
Chief Financial Officer
Tropical PC, Inc.
1107 E. Desert Inn Road, #5
Las Vegas, NV 89109

> **Re: Tropical PC, Inc.**
> **Form 10-KSB/A for the Year Ended December 31, 2007**
> **Filed August 29, 2008**
> **File No. 0-52171**

Dear Mr. Moreno:

We reviewed your filing and response letter dated August 28, 2008 to our comment letter dated July 22, 2008, and have the following comments. We have limited our review of your filing to those disclosures we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We note that your amended filing is signed on your behalf by Mr. Jorge Moreno, your president and director. However, the second signature section of Form 10-KSB has been omitted. Each person who occupies the positions specified in general instruction C.2 of Form 10-KSB is required to sign the report in the second signature section, and any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. We understand that Mr. Jorge Moreno is your only employee and serves as your principal executive officer, principal financial officer, controller or principal accounting officer and as your sole director. Please confirm to us that Mr. Moreno has signed the report in each of these capacities, and that your future annual report filings will include the signature sections and signatures required by the appropriate reporting form. Otherwise, please revise to include the second signature section of Form 10-KSB and the signatures required by general instruction C.2.

Also, we note that the certification filed as Exhibit 31.1 does not conform exactly to the certification in Item 601(b)(31) of Regulation S-B. For example, the certification should have referred to "this report" as opposed to "this annual report" throughout paragraphs 2 and 3 and to "small business issuer" as opposed to "registrant" in paragraphs 3 and 5(b). In future filings, please ensure you provide certification(s) exactly as set forth Item 601(b)(31) of Regulation S-K.

As appropriate, amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 if you have any questions regarding our comments. In his absence, you may contact me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief